UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Galapagos NV

File No. 1-37384 - CF #33340

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Galapagos NV submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K on January 19, 2016.

Based on representations by Galapagos NV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through January 19, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                             Brent J. Fields
                             Secretary